Exhibit 12


                       RATIO OF EARNINGS TO FIXED CHARGES


                   Twenty-Six Weeks Ended                   Fiscal Year Ended
                   November 29, November 23,   May 31, May 25, May 26, May 28, May 29,
                      1998       1997           1998    1997    1996    1995    1994
                   -------------------------   ---------------------------------------
Ratio of Earnings
  to Fixed Charges   7.32        5.36           5.63    6.54    6.94    4.10    6.18


For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations, plus pretax earnings or losses of joint ventures plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.